Exhibit 2

(Translation)
To whom it may concern
January 31, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding 3Q Flash Report, Adjustments in Full-year Financial and Dividend Forecasts, and Impairment of Securities
     NIS GROUP CO., LTD. (the “Company”) hereby announces its flash report on its financial results (Japanese GAAP) for the nine months ended December 31, 2007, as described below. (The Company expects to announce its condensed statements of consolidated financial results for the nine months ended December 31, 2007 on or around February 13, 2008.) The Company also announces that, as described below, it has revised its full-year financial forecasts for the fiscal year ending March 31, 2008 (Japanese GAAP) and dividend forecasts, which were made public on May 8, 2007, taking into account its recent business operations. Furthermore, it announces the impairment of certain securities.
1. Flash Report on Consolidated Financial Results for the Nine Months Ended December, 31 2007 (April 1, 2007 ~ December 31, 2007)
(Units: Millions of yen, except percentages)

	Operating Revenue	Operating Income	Ordinary Income	Net Income
Nine months ended December 31, 2007 (preliminary figures)	68,800	(2,300)	(3,700)	(22,400)
Nine months ended December 31, 2006 (results)	59,796	9,123	8,922	831
Percent change (%)	15.1	—	—	—
FY ended March 31, 2007 (results)	88,152	10,435	9,323	8

Note:	The preliminary figures described above are based on the reasonable estimation of the Company as of the date hereof, and may differ from the actual results to be subsequently announced.

2. Adjustments in Financial Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 ~ March 31, 2008)

(1) Consolidated	(Units: Millions of yen, except percentages)

	Operating Revenue	Operating Income	Ordinary Income	Net Income (losses)	Net Income (Losses) Per Share
Previous Projections (A)	96,500	12,500	10,500	5,000	35.81 yen
Revised Figures (B)	87,500	(5,500)	(7,500)	(30,000)	(214.87) yen
Difference (B-A)	(9,000)	(18,000)	(18,000)	(35,000)	(250.68) yen
Percent Change (%)	(9.3)	—	—	—	—
(For reference) Previous Fiscal Year’s Results	88,152	10,435	9,323	8	0.06 yen

Note:	A reverse stock split was implemented effective August 31, 2007 (1-for-20 reverse stock split). The above figures in “Net Income (Losses) Per Share” have been adjusted accordingly, in order to simplify comparison.

(2) Non-Consolidated	(Units: Millions of yen, except percentages)

	Operating Revenue	Operating Income	Ordinary Income	Net Income (losses)	Net Income (Losses) Per Share
Previous Projections (A)	33,500	1,300	4,700	3,200	22.92 yen
Revised Figures (B)	28,000	(14,000)	(10,000)	(32,000)	(229.19) yen
Difference (B-A)	(5,500)	(15,300)	(14,700)	(35,200)	(252.11) yen
Percent Change (%)	(16.4)	—	—	—	—
(For reference) Previous Fiscal Year’s Results	36,622	1,896	4,947	64	0.46 yen

Note:	A reverse stock split was implemented effective August 31, 2007 (1-for-20 reverse stock split). The above figures in “Net Income (Losses) Per Share” have been adjusted accordingly, in order to simplify comparison.
3. Reasons for the adjustments in the financial forecasts
     The Company and Aprek Co., Ltd., a consolidated subsidiary, recorded an additional provision of ¥4,488 million for the nine months ended December 31, 2007 due to revision of our estimate for allowance for loan losses, although we previously recorded excess interest repayment-related costs of ¥7,577 million for the six months ended September 30, 2007. Also, interest income from notes and loans receivable decreased reflecting a decrease in the total outstanding balance of notes and loans receivable caused by stricter credit standards for new loans.
     In addition, we recognized impairment of investment securities of ¥5,600 million reflecting a decline in the market prices of investment securities, losses on sales of investment securities of ¥2,107 million, special retirement bonuses of ¥1,916 million as special losses as a result of voluntary retirement programs at the Company and Aprek Co., Ltd., and a reversal of the entire amount of our deferred tax assets, taking into consideration the recent adverse changes in the business environment.

4. Adjustment in Dividend Forecasts for the Fiscal Year Ending March 31, 2008. (April 1, 2007 ~ March 31, 2008)
(Units: Yen)

	Interim Dividend	Year-End Dividend	Annual Dividend
	Per Share	Per Share	Per Share
Previous Projections (A)	4.60	4.60	9.20
Revised Figures (B)	—	—	—
(For reference) Previous Fiscal Year’s Results	3.20	—	3.20

Note:	A reverse stock split was implemented effective August 31, 2007 (1-for-20 reverse stock split). The above figures have been adjusted accordingly, in order to simplify comparison.
     Since it is expected that the Company will suffer net losses for the current fiscal year, as stated in section 2 above, the Company revised its dividend forecasts as described above.
5. Impairment of Securities as of December 31, 2007 (Non-consolidated)
     With respect to securities which the Company holds, the Company recognized impairment of securities whose market or actual values became substantially lower compared to their book value, in accordance with the “Accounting Standard for Financial Instruments” under Japanese GAAP.
(Units: Millions of yen, except percentages)

(A) Total amount of devaluation of securities as of December 31, 2007	5,692
(B) Net assets as of March 31, 2007	78,820
(A / B × 100)	(7.2%)
(C) Ordinary income for the fiscal year ended March 31, 2007	4,947
(A / C × 100)	(115.1%)
(D) 5 year average amount of net income	4,743
(A / D × 100)	(120.0%)

These materials contain forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. Important risks and factors that could cause our actual results to differ materially from these forward-looking statements include without limitation the following: weak domestic economic conditions; the growing variety of legal means with which debtors can seek protection from creditors; changes to our portfolio of products and services and expansion into new business areas; the effect of fluctuations in the value of real estate held or securing loans; fluctuation in market environments regarding our investments; our ability to pursue and maintain profitable strategic alliances, joint ventures and strategic investments; increasing competition in the loan servicing market; risks associated with doing business in China; any future inability to obtain funds from lenders or access the debt capital markets on favorable terms; an increase in prevailing market interest rates; failure to implement our business strategies; the failure of our risk management systems; our ability to adequately evaluate or control risks associated with loans or guarantees we make or related collateral; any disruption or other difficulties experienced by our information or technological systems and networks; misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries; failure to maintain the confidentiality of personal information of our customers; and the influence of our chairman and his family over important decisions.